FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F	Form 40 F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated November 5, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: November 5, 2007	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
November 5, 2007	NYSE: SLW

Silver Wheaton Acquires 11% Interest in Mines Management and Right of First Refusal Over Silver Stream

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX,NYSE:SLW) is pleased to announce that it has acquired 2,500,000 common shares of Mines Management, Inc. (“Mines Management”) (AMEX:MGN,TSX:MGT) at a price of US$4.00 per share for a total purchase price of US$10,000,000. The proceeds of the offering are primarily intended for use on further development of Mines Management’s Montanore silver-copper project (the “Montanore Project”), one of the world’s 30 largest silver deposits.

As a result of this transaction, Silver Wheaton owns 11.2% of the outstanding shares of Mines Management and has been granted a right of first refusal over any silver stream sales by Mines Management from any of its projects in Montana.

Mines Management’s 100%-owned Montanore Project is located in northwestern Montana. The Montanore Project is reported by Mines Management to host mineral resources of 166 million ounces of silver and 1.2 billion pounds of copper in the measured and indicated categories and a further 65 million ounces of silver and 500 million pounds of copper in the inferred category (refer to the table at the end of this news release for further details).

“With this investment, Silver Wheaton now has a significant stake in six of the top 30 largest known silver deposits in the world,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “Of these six projects, Silver Wheaton has silver stream agreements in place with two, Peñasquito and San Dimas, and is the largest shareholder in companies owning a further four, being Revett Minerals Inc., Sabina Silver Corporation, Bear Creek Mining Corporation and now Mines Management. In addition, we have rights of first refusal over future silver stream sales with both Mines Management and Sabina Silver Corporation. This demonstrates the strength of Silver Wheaton in the silver sector, and our potential for significant further growth.”

Silver Wheaton has acquired the Mines Management shares for investment purposes and may acquire additional securities or dispose of its beneficial ownership, control or direction over securities through market transactions, private placements, treasury issuances or otherwise as circumstances or market conditions warrant or arise.

Mines Management has reported that, as of October 14, 2005, the Montanore Project had the following measured, indicated and inferred mineral resources:

MONTANORE PROJECT(1,2)

Category Measured Indicated Inferred	Tons 4,026,000 77,480,000 35,080,000	Silver Grade (Ounces per ton) 1.85 2.05 1.85	Copper Grade (%) 0.74 0.75 0.71	True Thickness (feet) 39 34 32	Contained Silver (Million Ounces) 7.4 158.8 65.06
1.

The estimate above, which is prepared in accordance with Canadian National Instrument 43-101, was prepared by Mine Development Associates for Mines Management. The technical report, which includes metal pricing and other parameters, was filed by Mines Management on March 6, 2006 and can be found at www.sedar.com.

2.	The above resources are reported using a cut-off of 1.0 silver ounce per ton.

Mr. Steven Ristorcelli, R.P. Geo., C.P.G. of Mine Development Associates, Inc. and David C. Fitch, C.P.G., associate of Mine Development Associates, who are “qualified persons” as such term is defined under National Instrument 43-101, have reviewed and approved the mineral resource estimates for the Montanore Project contained in this news release.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. The Company expects to have silver sales of approximately 13 million ounces for the year ended December 31, 2007, increasing to 28 million ounces by 2012. Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, or to obtain a copy of the early warning report filed in connection with Silver Wheaton’s holdings in Mines Management, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com